UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

SCITEX CORPORATION LTD.

(Name of Issuer)

Ordinary Shares, NIS 0.12 nominal (par) value per share**

(Title of Class of Securities)

809090103

(CUSIP Number)

Meir Shamir Mivtach Shamir Holdings Ltd. Beit Sharvat 4 Koyfman st. Tel – Aviv 68012 972 – 3 – 5162626

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

June 20, 2004***

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** “NIS” represents the New Israeli Shekel, the currency of the State of Israel.

*** The reporting persons acquired the subject securities in October 1999, June 2000 and July 2000, while the Issuer’s securities were traded on the Nasdaq National Market. This Schedule is filed by the Reporting Persons in connection with the change in their beneficial ownership percentage as a result of the purchase of ordinary shares by the Issuer pursuant to its Offer to Purchase (set forth in the Tender Offer Statement on Schedule TO filed by the Issuer with the United States Securities and Exchange Commission on May 14, 2004) completed on June 20, 2004.

CUSIP No. 809090103

1	NAME OF REPORTING PERSON: Mivtach Shamir Holdings Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,090,200 shares (see Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,090,200 shares (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,200 shares (see item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.49%
12	TYPE OF REPORTING PERSON: CO

CUSIP No. 809090103

1	NAME OF REPORTING PERSON: Meir Shamir (Israel) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,090,200 shares (see Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,090,200 shares (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,200 shares (see item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.49%
12	TYPE OF REPORTING PERSON: IN

Item 1.

(a)	Name of Issuer:

Scitex Corporation Ltd.

(b)	Address of Issuer's Principal Executive Offices:

3 Azrieli Center, Triangular Tower, 43rd Floor Tel Aviv 67023 Israel.

Item 2.

(a)	Name of Person Filing:

Mivtach Shamir Holdings Ltd. and Meir Shamir (the "Reporting Persons").

(b)	Address of Principal Business Office or, if none, Residence:

Address of each of the Reporting Persons is Beit Sharvat, 4 Koyfman st. Tel Aviv 68012, Israel.

(c)	Citizenship:

See row 4 of each Reporting Person's cover page.

(d)	Title of Class of Securities:

Ordinary Shares, NIS 0.12 nominal (par) value per share, of the Issuer.

(e)	CUSIP Number:

809090103

Item 3.	Not Applicable.

Item 4.	Ownership.

For each Reporting Person:

(a)	Amount beneficially owned: 2,090,200 shares

Mivtach Shamir Holdings Ltd. directly holds the 2,090,200 ordinary shares of the Issuer. Mr. Meir Shamir may be deemed to beneficially own 2,090,200 shares held by Mivtach Shamir Holdings Ltd. where Mr. Shamir is the Chairman.

Mr. Meir Shamir and Ashtrum Industries Ltd., which own 39.95% and 16.97%, respectively, of the shares of Mivtach Shamir Holdings Ltd., entered into a shareholders agreement pursuant to which they agreed to, among other things, vote together on all matters presented to the shareholders of Mivtach Shamir.

(b)	Percent of class:

5.49% of the total outstanding ordinary shares of the Issuer based on 38,066,363 ordinary shares issued and outstanding contained in the Issuer's Report on Form 6-K filed on November 24, 2004.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 2,090,200 shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: 2,090,200 shares

Item 5.	Ownership of Fiver Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2005 MIVTACH SHAMIR HOLDINGS LTD. /s/ Meir Shamir —————————————— Meir Shamir Chairman

/s/ Meir Shamir —————————————— Mr. Meir Shamir